Prudential Municipal Series Fund - Pennsylvania Series
For period ending (a) August 31, 1998
File Number (c) 811-4023



                          SUB-ITEM 77J


     Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2:
     Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement, on the Pennsylvania Series (Series 9), was to decrease accumulated net realized gains and increase undistributed net investment income by $20,656, due to the sale of securities purchased with market discount during the fiscal year ended August 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.